UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

TRANSALTA CORPORATION

(Translation of registrant’s name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

I

The documents listed below as Exhibit 99.1 and Exhibit 99.2 to this Form 6-K are copies of the Registrant’s news release dated April 30, 2014 announcing “TransAlta shareholders approve all resolutions at the Annual and Special Meeting of Shareholders” and the Report of Voting Results, respectively.

The documents listed below are being furnished, not filed, and will not be incorporated by reference into any registration statement filed by TransAlta Corporation under the Securities Act of 1933, as amended.

99.1	Press release dated April 30, 2014 announcing “TransAlta shareholders approve all resolutions at the Annual and Special Meeting of Shareholders”
99.2	Report of Voting Results

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

By:	/s/ Maryse St.-Laurent
Maryse St.-Laurent
Vice-President, Legal
and Corporate Secretary

Date: April 30, 2014

EXHIBIT INDEX

99.1	Press release dated April 30, 2014 announcing “TransAlta shareholders approve all resolutions at the Annual and Special Meeting of Shareholders”.
99.2	Report of Voting Results